Exhibit 99.1

FORM 51-102F3

Material Change Report

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

Suite 400, 10220 103 Avenue NW

Edmonton, AB T5J 0K4

2.	Date of Material Change:

October 21, 2021

3.	News Release:

A news release was issued by Stantec and disseminated through the facilities of a recognized newswire service on October 21, 2021 and was filed under the Company’s profile on SEDAR at sedar.com.

4.	Summary of Material Change:

On October 21, 2021, Stantec announced it had entered into share purchase agreements in connection with the proposed acquisitions of the North America and Asia Pacific engineering and consulting groups of Cardno Limited (“Cardno”) for aggregate cash consideration of US$ 500 million, or approximately C$620 million (the “Acquisition”).

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Founded in 1945, Cardno is a global infrastructure, environmental and social development company operating in more than 100 countries with approximately 4,000 employees.

In alignment with its strategic plan, Stantec is selectively acquiring Cardno’s Environmental Services business and Infrastructure business. Cardno’s Latin American operations and International Development businesses are excluded from the Acquisition. Upon completion of the Acquisition, Stantec is expected to add approximately 2,750 professionals in regions and sectors that align with Stantec’s growth objectives and will expand Stantec’s presence in government services and health sciences.

Aggregate cash consideration of US$500 million (approximately C$620 million) will be funded with existing funds and credit facilities and is expected to result in an estimated 1.5x pro forma net debt to adjusted EBITDA ratio upon closing. The Acquisition is expected to close by the end of 2021 and remains subject to Cardno shareholders voting in favor of the Acquisition, and Cardno having completed a pre-sale restructuring to transfer the International Development business outside of the assets being acquired by Stantec. Other conditions of the Acquisition closing include the expiration or termination of all waiting periods to consummate the Acquisition under the Hart-Scott-Rodino Act and the approval of the Acquisition, for the purposes of applicable foreign investment laws in the United States, by the Defense Counterintelligence and Security Agency of the U.S. Department of Defense.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Company is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

Suite 400, 10220 103 Avenue NW

Edmonton, AB T5J 0K4

(780) 917-7022

9.	Date of Report:

October 22, 2021.